UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2010

                         Commission File Number: 0-15276


                      CLEARLY CANADIAN BEVERAGE CORPORATION
                 (Translation of registrant's name into English)

           220 Viceroy Road, Units 10/11/12, Vaughan, Ontario, L4K 3N8
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. [X] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

                               SUBMITTED HEREWITH

Exhibits

     99.1 Press Release dated May 3, 2010


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Clearly Canadian Beverage Corporation
                                                 (Registrant)


Date: May 3, 2010                     By: /s/ David Reingold
                                          ----------------------------------
                                             David Reingold
                                      Title: President

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